EXHIBIT 99.1

Vicinity Motor Corp. Applies for Management Cease Trade Order

VANCOUVER, BC / ACCESSWIRE / August 14, 2024 / Vicinity Motor Corp. (NASDAQ:VEV) (TSXV:VMC) (“Vicinity” or the “Company”), a North American supplier of commercial electric vehicles today announces that it has requested a temporary Management Cease Trade Order (“MCTO”) from the British Columbia Securities Commission (“BCSC”) in connection with the Company’s filing of its interim financial statements (the “Interim Financial Statements”) and MD&A for the six months ended June 30, 2024.

The Company is requesting the MCTO in order to secure additional time to finalize its Interim Financial Statements, the related MD&A and the applicable CEO and CFO certifications (the “Interim Filings”). The anticipated delay in filing the Interim Filings is a result of the news on August 9, 2024 that the Company’s secured creditors demanded payment of outstanding debt and issued a notice of intention to enforce security. The Company needs the additional time to appropriately reflect the subsequent events resulting from the current situation with the Company’s secured lenders. The Company is assessing options to complete preparation of the Interim Financial Statements and to respond to all queries. It is the Company’s reasonable expectation that the Interim Filings will be finalized on or before September 13, 2024.

By way of background and as required by the BCSC, the Company notes the following:

1.	The Company is required to file its Interim Filings within 45 days after the end the interim period ended June 30, 2024, such date being August 14, 2024 (the “Interim Filing Deadline”) as required by National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”). The Company does not anticipate that it will be able to complete the Interim Filings on or before the Interim Filing Deadline.

2.	The Company is working diligently to prepare and file the Interim Filings, on or before September 13, 2024.

3.	The Company confirms that it intends to issue a status report on a bi-weekly basis, for as long as it remains in default of the Interim Filing Deadline in respect of the Interim Filings.

4.	The Company is not subject to any insolvency proceedings as of the date of this news release, though the Company is presently evaluating all potential solutions available to it as a result of the demand from its creditors.

5.	There is no other material information concerning the affairs of the Company that has not been generally disclosed.

The Company has imposed an insider trading blackout pending the filing of the Interim Filings and will comply with the alternative information guidelines described in National Policy 12-203 Management Cease Trade Orders during such period. The public will continue to be able to trade in the Company’s common shares and the Company’s previously scheduled second quarter 2024 earnings conference call will be rescheduled to a future date.

The Company has put an estimated 45 employees located in Canada and 10 employees located in the United States on temporary layoff as a result of the creditor situation to address immediate liquidity concerns and reduction of available cash.

About Vicinity Motor Corp.

Vicinity Motor Corp. (NASDAQ:VEV) (TSXV:VMC) (“VMC”) is a North American supplier of electric vehicles for both public and commercial enterprise use. The Company leverages a dealer network and close relationships with world-class manufacturing partners to supply its flagship electric, CNG and clean-diesel Vicinity buses, as well as the VMC 1200 electric truck to the transit and industrial markets. For more information, please visit www.vicinitymotorcorp.com.

Company Contact:

John LaGourgue

VP Corporate Development

604-288-8043

IR@vicinitymotor.com

Investor Relations Contact:

Lucas Zimmerman

MZ Group - MZ North America

949-259-4987

VMC@mzgroup.us

www.mzgroup.us

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. In particular, and without limitation, this news release contains forward-looking statements respecting the Company’s reasonable expectation that the Interim Filings will be finalized on or before September 13, 2024 and the success of the Company’s discussions with its creditors to evaluate potential solutions to enable the Company to carry on. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations include uncertainties relating to the economic conditions in the markets in which Vicinity operates, vehicle sales volume, anticipated future sales growth, the success of Vicinity’s operational strategies, production prospects at Vicinity’s assembly facility in the State of Washington, the success of Vicinity’s strategic partnerships; and other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.